MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended March 31, 2016	Year Ended December 31, 2015
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$114,155	$114,849
Income Taxes	64,336	65,603
	178,491	180,452
Rents (b)	22,135	21,697
Interest (c)	105,242	106,181
Total Earnings Available for Fixed Charges	$305,868	$308,330

Preferred Dividend Requirements	$685	$685
Ratio of Income Before Income Taxes to Net Income	156%	157%
Preferred Dividend Factor on Pretax Basis	1,069	1,075
Fixed Charges (d)	122,517	123,741
Combined Fixed Charges and Preferred Stock Dividends	$123,586	$124,816
Ratio of Earnings to Fixed Charges	2.5x	2.5x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.5x	2.5x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).